Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

The following is a transcript of an interview with Squawk Box given by Stewart Butterfield, Chief Executive Officer and Co-Founder of Slack, on December 15, 2020.

Andrew: Welcome back to Squawk Box. Even in the midst of a global pandemic, 2020 has had some megamergers and acquisitions. One of the most consequential, Salesforce buying Slack for nearly $28 billion dollars. It’s among the biggest deals ever in the software industry and it spotlights how companies are trying to position themselves for a post-pandemic world where the nature of work may very well be very different. Joining us right now is Slack CEO Stewart Butterfield. Stewart, it’s great to see you.

It’s nice to see you, I think this is the first time we have had a chance to talk on air since the big deal and really an opportunity for you to explain, I think, to the public and more about what really led to this. If you could take us behind the scenes of your thinking because for so very long we have had conversations about, you know, what the company would look like five years from now, and you’d say “I want to be an independent company,” what’s the backstory?

Stewart: I think the simple version of the backstory is this is a really unique combination, and we believe we can accomplish in the next five years what might have taken us 20 years to do otherwise. So, I mean, that’s the heart of it, and it’s a pretty big milestone for us. We’re excited, you know, I think it wasn’t expected to the outside world, but we have a lot of momentum now. We came out of this quarter and we announced our results, Salesforce announced their results, and then we announced the acquisition all at the same time, so I think a little bit of this got lost, but we added 12,000 new paid customers in that quarter. So, it’s up 140% from a year ago, it matches the, you know, the crazy surge that we saw during the early days of the pandemic, and that momentum is coming from product improvements and it’s coming from Slack Connect, which allows two organizations to communicate across organizational boundaries, and I think that’s actually going to be key to the value unlock over the next few years. Salesforce is all about CRM, it’s all about customers, and Slack Connect is 95% customer vendor relationships.

Andrew: Stewart, what do you say to the critics who say that this is a defensive deal, defensive for Slack insofar as Microsoft and the Teams product has outperformed in ways that I don’t think anybody had anticipated even 18 months ago, and potentially even defensive for Salesforce or that you could argue maybe that it’s opportunistic for Salesforce because they want to play very much and feel that they have to play against Microsoft and that this gives them a leg up or at least an opportunity to compete in that way.

Stewart: I think this is 100% offense. And again, I think there’s some really unique aspects to this particular combination. We weren’t looking to sell the company. I have a great relationship with Bret Taylor, President and COO of Salesforce, and we have known each other for a couple of decades at this point, and there’s a way in which we see the world that I think very few people see it today. But everyone will see it later, and one way to say that is to look at the engagement layer and, that’s kind of a weird term, but, the place where the conversations are happening, the places where the decisions are being made, as the perfect place to bring together work flows across organizational boundaries, and Salesforce has a really broad suite but of course we have 2,400 apps in the app directory for Slack. We have 700,000 custom integrations that were developed by customers so these are like unique little integrations, some of them very small, just sending notifications into Slack, some of them sophisticated work flows that run entire businesses and that’s something that I think we will see in increasing degree of sophistication in the messaging environments, and an increasing degree of work getting done directly where the decisions are made.

Andrew: Given the price tag for Salesforce, how do you think investors should measure success, meaning if they were to look three, even five years out from now, how do you think they should be able to say, okay, this really worked or this really didn’t? Is it about uptake on Slack and the actual economics of what Slack is going to cost, does it ultimately become a free product within Salesforce and then you look at it from a market share perspective, or something else?

Stewart: When Bret and I were talking, this will sound a little cheesy, maybe, but we talked about the opportunity for something that’s one plus one equals seven. So, if you think back to the 90s and Cisco acquiring small hardware startups and then plugging it into their network of 20,000 salespeople and just selling a lot more of that thing, that’s not it. I mean, we will do that as well. We have obviously incredible distribution, and incredible reach and incredible relationships across all industries, across all geographies, and so we’ll sell more Slack, but Salesforce recently announced the plan to get to 50 billion in revenue, and I think we’ll play an important part of that. I think we’ll also be an accelerant for the adoption of Salesforce’s core products. So definitely no intention to make Slack free. I think what we’ve seen in the last little while is the biggest teleco in North America is wall-to-wall on Slack. The operator of the largest integrated health care system in the United States is on Slack. The single largest government contractor in the United States is wall-to-wall on Slack. We win in media and technology kind of famously, but we also win in retail and apparel and industries that people I think don’t imagine seeing us. We have 142,000 customers right now, and there’s going to be a lot of overlap with Salesforce, but there is also going to be 100,000 plus of those customers which are SMBs and kind of outside of Salesforce’s purview so far, that we think there’s new opportunity to bring into the fold and to connect them all together with Slack Connect.

Andrew: Do you think that Salesforce and Slack combined are going to ultimately need some kind of video product on top of it, given that Teams has a video product and given that others obviously have various video products?

Stewart: You know, dig this up, it might be kind of fun, but Q3 of last year, so just a tiny bit over a year ago, we said look we anticipate Teams will get 50 million users in the next six months and about 100 million next year because that’s just moving over the users they had for Skype for Business. I think video is an important part of peoples’ day. We are a customer of Zoom, who have also grown and I think grown significantly faster than Teams. And we love it, maybe love it too much in this time period and we have no plans to compete there. What we are working on is something a little bit different, which is tools to support asynchronous medians. So you can think of this crazy mashup of like Instagram stories for asynchronous video creation along with the messaging that’s inherent in Slack, and along with an ability to bring together data, visualizations, applications from all different sources. And, I’ll tell you, that is something that I and we’re experimenting with internally, but I’m really excited to get out, because we could all use another hour or two a day of flexibility. I think being chained to the screen for eight or more hours a day is starting to make people crazy.

Andrew: So is this like an industrialized enterprise version of Marco Polo, what you’re talking about, for those that know what Marco Polo is?

Stewart: Yeah, no, it’s more like there’s a lot of half hour long meetings where many of the participants really had three minutes of participation or ten minutes of participation. There’s also meetings that we only have synchronously, we only have at the same time because that’s what we needed to do before we had the technology to really support the conversation being kind of extended. That will make a really big difference I think especially as long as the pandemic goes on, the demand for flexibility is off the charts if you’re a single parent, especially, it’s more or less an impossible situation where people are missing child care, there is a lot less, you know, a lot fewer hours in the day they can be tied to one specific task.

Andrew: Right, final question, how independent do you plan to be, just eyes wide open as you walk into this merger? There is a lot of companies that go into these things thinking I’m going to be completely independent. You think about the founders of Instagram. They walked into Facebook, they had an opportunity to be independent for a certain amount of time, but only so much time. At some point they started to get pushed into the fold in ways perhaps they didn’t want to. How are you thinking about that?

Stewart: That’s a great question. So, I’m going to continue to be the CEO of Slack. It’s an independent operating unit. We’ll have our own website. We’ll have 100,000 plus customers who probably will have no idea that we were a part of Salesforce. Five years out, ten years out, it’s a little hard to say, but I’m more tied to creating the outcome that we can — you know that we have the opportunity to create together, as opposed to maintaining that independence. But I will tell you if it has the impact of something like Instagram, I think that will be fantastic. Because I don’t know what the ratio is at this point, but I feel like Instagram is 50% or two-thirds of the value.

Andrew: Stewart, congratulations on the deal. We do very much look forward to your progress with all of it. I hope you keep on coming back as the CEO of Slack, now part of Salesforce. Talk to you very soon.

Stewart: Thank you.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.